UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Veolia Environnement

 (Name of Issuer)

Ordinary shares, nominal value €5 per share,
represented by American Depositary Shares (as evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share

 (Title of Class of Securities)

92334N103

 (CUSIP Number)

Groupe Industriel Marcel Dassault 9, Rond Point des Champs Elysées – Marcel Dassault 75008 Paris France +33.1.53.76.93.00 Attn: Madame Josée Sulzer	with a copy to: Cleary Gottlieb Steen & Hamilton LLP 12, rue de Tilsitt 75008 Paris France +33.1.40.74.68.00 Attn: Andrew A. Bernstein

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Groupe Industriel Marcel Dassault, SAS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)* ☐ (b) ☒ *See text following this table
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES	7	SOLE VOTING POWER 25,684,699
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 25,684,699
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,684,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09
14	TYPE OF REPORTING PERSON HC

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dassault Belgique Aviation, SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)* ☐ (b) ☒ *See text following this table
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON HC

This Amendment No. 2 (the “Second Amendment”) to Schedule 13D amends the statement on Schedule 13D originally filed on March 22, 2010 and amended by Amendment No. 1 on March 25, 2010 (as amended, the “Statement”) relating to the ordinary shares of nominal value €5 per share, represented by American Depositary Shares (evidenced by American Depositary Receipts), each American Depositary Share representing one ordinary share (the “Shares”), of Veolia Environnement, a société anonyme organized under the laws of France (the “Issuer”).  The principal executive office of the Issuer is located at 36/38, avenue Kléber, 75116 Paris, France.

This Second Amendment is being filed to reflect the sale on the market on March 29, 2010 by Dassault Belgique Aviation, SA, a société anonyme organized under the laws of Belgium (“DBA”) of all of the Shares of the Issuer that it owned and the acquisition by Groupe Industriel Marcel Dassault, SAS, a société par actions simplifiées organized under the laws of France (“GIMD”) of 720,962 Shares of the Issuer on the market on March 29, 2010.

DBA is no longer a beneficial owner of the Issuer’s Shares and as such has no further filing obligation under Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, with respect to the equity securities of the Issuer.  From the date hereof, this Schedule 13D shall cease to constitute a joint statement on Schedule 13D of GIMD and DBA and instead shall constitute a statement on Schedule 13D by GIMD exclusively.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended to read in its entirety as follows:

The names of the persons filing this statement are (i) Groupe Industriel Marcel Dassault, SAS, a société par actions simplifiées organized under the laws of France (“GIMD”) and (2) Dassault Belgique Aviation, SA, a société anonyme organized under the laws of Belgium (“DBA”).

(1)           GIMD is a holding company that, through its subsidiaries, engages in civil aviation and military businesses: the design and manufacture of civil and military aircraft; the development and integration of complex systems; manufacture of interior fittings for private companies and governments; and the provision of maintenance, management, technical support, and aircraft operation consulting services.  GIMD also owns 43.84% of Dassault Systèmes SA, which is listed on the Euronext Paris and which has American Depositary Shares outstanding in the United States.  The principal offices of GIMD are located at 9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris.  The names of each executive officer and director of GIMD are set forth on Schedule A.

GIMD is ultimately controlled by Monsieur Serge Dassault, Madame Nicole Dassault and Monsieur Claude Dassault.  Their names and addresses are set forth on Schedule A.

(2)           DBA is owned 99.94% by GIMD.  DBA is also a holding company that, through its subsidiaries, engages in civil aviation and military businesses, and its principal office is located at Rue de Strasbourg 13, 1130 Haren, Belgium.

Item 3. Source and Amount of Funds or other Consideration.

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The source of funding for acquisitions of the Issuer’s Shares by GIMD has been its general working capital.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

(a), (b)                      GIMD directly owns 25,108,690 Shares, representing 5.09% of the Issuer’s share capital and voting rights, and 576,009 options, exercisable prior to April 30, 2010, to acquire Shares, which represent 0.12% of the Issuer’s share capital and voting rights.  If these options are exercised, GIMD will directly hold 25,684,699 Shares or 5.21% of the Issuer’s share capital and voting rights.

Mme. Nicole Dassault holds 824 of the Issuer’s Shares.  M. Olivier Costa de Beauregard, Managing Director and Deputy Executive Officer of GIMD and Managing Director of DBA, owns 580 of the Issuer’s Shares.  Other than Mme. Dassault and M. Costa de Beauregard, to the best knowledge of GIMD, no director or executive officer listed on Schedule A, or any of GIMD’s control persons, owns or has any right to acquire, directly or indirectly, any of the Issuer’s Shares.

As of March 29, 2010, DBA did not own any of the Issuer’s Shares.

(c)           Within the past sixty days, the following transactions in the Issuer’s Shares were effected:

•
GIMD – Within the past sixty days, GIMD has acquired 6,465,249 of the Issuer’s Shares on the public market at the prevailing market price.  In addition, GIMD acquired options to purchase 1,257,257 of the Issuer’s Shares; these options were purchased from investment banking institutions at prices based on the prevailing market prices at the time of purchase.

•	DBA – On March 29, 2010, DBA sold 720,962 of the Issuer’s Shares for a price of €25.80 per share, the market price at that time.

•	To the best knowledge of GIMD, no person listed on Schedule A has engaged in any transaction in the Issuer’s Shares in the past sixty days.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by GIMD or, to the best knowledge of GIMD, any of the Shares beneficially owned by the persons identified on Schedule A.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

As of April 8, 2010, GIMD holds options to purchase 476,009 of the Issuer’s Shares, as part of its stock buying program with an investment banking counterparty.  GIMD has also sold put options, which would enable the counterparty to put 100,000 of the Issuer’s Shares to GIMD.  These put options can be settled through the purchase of the underlying Shares or through cash settlement.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to read in its entirety as follows:

EXHIBIT INDEX

Exhibit Number	Description

1	Joint Filing Agreement dated as of April 8, 2010 between Groupe Industriel Marcel Dassault, SAS and Dassault Belgique Aviation, SA
2*	Letter Agreement dated as of March 24, 2010 between Groupe Industriel Marcel Dassault, SAS and Veolia Environnement

*Previously filed as an Exhibit to the Schedule 13D/A filed with the Commission on March 25, 2010.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GROUPE INDUSTRIEL MARCEL DASSAULT, SAS /s/ Olivier Costa de Beauregard
Name:	Olivier Costa de Beauregard
Title:	Managing Director and Deputy Executive Officer

DASSAULT BELGIQUE AVIATION, SA /s/ Olivier Costa de Beauregard
Name:	Olivier Costa de Beauregard
Title:	Managing Director

Dated: April 8, 2010

Signature to Schedule 13D/A dated April 8, 2010

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING

GROUPE INDUSTRIEL MARCEL DASSAULT, SAS

Name	Business Address	Present Principal Occupation or Employment	Citizenship
M. Serge Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Chairman of the Board and Chief Executive Officer - GIMD	France
Mme. Nicole Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France		France
M. Olivier Costa de Beauregard	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director and Deputy Executive Officer - GIMD	France
M. Claude Dassault*	9, Rond Point des Champs Elysées – Marcel Dassault, 75008 Paris, France	Managing Director - GIMD	France

 * Persons ultimately controlling the voting and dispositive power over the Shares held by GIMD.